UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by GasLog Partners LP on November 15, 2018 announcing the closing of its public offering of its 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units is attached hereto as Exhibit 99.1.

Exhibit 3.2 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission on October 10, 2017 (Registration No. 333-220736), as amended, and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by documents or reports subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibit	Description

3.2	Fourth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP

99.1	Press Release dated November 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2018

GASLOG PARTNERS LP

by:	/s/ Andrew J. Orekar
	Name:	Andrew J. Orekar
	Title:	Chief Executive Officer